CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2026 FIRST QUARTER RESULTS
CALGARY, ALBERTA – MAY 7, 2026 – FOR IMMEDIATE RELEASE
Canadian Natural's President, Scott Stauth, commented on the Company's first quarter results, "We have a long track record of being an effective and efficient operator, while consistently delivering top tier operational and financial performance through a strong focus on continuous improvement. An example of this performance is our industry-leading Oil Sands Mining and Upgrading Q1/26 operating costs of $23.73/bbl (US$17.30/bbl) for our Synthetic Crude Oil ("SCO").
Quarterly production averaged approximately 1,643,000 BOE/d in Q1/26, which included total quarterly liquids production of approximately 1,198,000 bbl/d, 66% of which was SCO, light crude oil and NGLs. We achieved record quarterly North American E&P production for our conventional crude oil and natural gas business of approximately 773,000 BOE/d, consisting of record quarterly liquids production of approximately 329,000 bbl/d and record quarterly natural gas production of 2,668 MMcf/d. Total Company production in Q1/26 delivered year-over-year growth of 4% or approximately 61,000 BOE/d from Q1/25 levels.
Subsequent to quarter end, in April 2026 at our world class Oil Sands Mining and Upgrading assets, we achieved strong monthly production of approximately 630,000 bbl/d and upgrader utilization of 106%. These strong production volumes are high-value, with strong SCO prices at a premium to WTI averaging approximately US$5.70/bbl on the forward strip for the remainder of 2026.
We remain focused on executing our prudent and capital efficient 2026 capital program as outlined in our updated 2026 guidance previously released in March 2026. Our ability to effectively allocate capital across our strong asset base provides us with a unique competitive advantage and when combined with accretive acquisitions creates significant long-term value for our shareholders."
Canadian Natural's Chief Financial Officer, Victor Darel, added "In Q1/26, we generated adjusted net earnings of $2.4 billion or $1.17 per share, and adjusted funds flow of $4.4 billion or $2.10 per share. We returned approximately $1.5 billion directly to our shareholders in Q1/26, including $1.2 billion in dividends and $0.3 billion in share repurchases.
As previously announced on March 4, 2026, the Board of Directors increased our quarterly dividend, bringing the annualized dividend up to $2.50 per common share, marking 2026 as the 26th consecutive year of dividend increases by Canadian Natural, with a compound annual growth rate ("CAGR") of 20% over that time, demonstrating the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base.
Robust commodity prices in recent months combined with our effective and efficient operations are delivering strong netbacks which accelerates debt reduction, moving our net debt below $16 billion. As a result, we have increased our pace of share repurchases evident by the $309 million of share repurchases in April 2026, which we prudently manage on a forward-looking basis. Our next targeted net debt level of $13 billion approaches faster with increased free cash flow generation, at which time we increase returns to shareholders to 100% of free cash flow."

FIRST QUARTER HIGHLIGHTS
▪Generated net earnings of approximately $1.3 billion and adjusted net earnings from operations of $2.4 billion.
▪Generated adjusted funds flow of approximately $4.4 billion.
▪Direct returns to shareholders totaled approximately $1.5 billion, comprised of $1.2 billion in dividends and $0.3 billion in share repurchases.
•Year to date, up to and including May 6, 2026, the Company has returned a total of approximately $3.2 billion directly to shareholders through $2.5 billion in dividends and $0.7 billion in share repurchases.
•26 consecutive years of dividend growth with a CAGR of 20% over that time.
◦Subsequent to quarter end, declared a quarterly cash dividend on its common shares of $0.625 per common share.
•Subsequent to quarter end, share repurchases were significant at approximately $309 million in April 2026.
▪Total quarterly production of approximately 1,643,000 BOE/d, an increase of 61,000 BOE/d or 4% from Q1/25 levels.
•Quarterly liquids production of approximately 1,198,000 bbl/d, an increase of 24,000 bbl/d or 2% from Q1/25 levels.
◦Record quarterly North American E&P conventional production of approximately 773,000 BOE/d, consisting of record liquids production of approximately 329,000 bbl/d and record natural gas production of 2,668 MMcf/d.
◦Record quarterly Jackfish thermal in situ production of approximately 134,000 bbl/d, driven by strong Pike 1 performance, exceeding nameplate capacity of 120,000 bbl/d.
◦Oil Sands Mining and Upgrading production averaged approximately 588,000 bbl/d of SCO with industry-leading operating costs of $23.73/bbl (US$17.30/bbl).
▪Canadian Natural continues to progress its defined growth plan over the short, medium, and long-term including:
•In the short-term, our Conventional E&P assets provide significant highly capital efficient drill to fill development, including continued drilling of liquids-rich assets and heavy crude oil multilateral wells.
•We are progressing on our medium-term growth projects, with front end engineering in 2026 on both the 30,000 bbl/d Jackfish expansion project and the 70,000 bbl/d Pike 2 project.
◦Further, the Company is progressing long-lead equipment items as part of its thermal in situ growth strategy.
•In the long-term, we maintain our growth opportunities in our Oil Sands Mining and Upgrading segment that include the 150,000 bbl/d Jackpine Mine expansion at Albian and the 90,000 bbl/d Horizon In-Pit Extraction Plant and Paraffinic Froth Treatment expansion.
◦These projects remain on hold as we wait for greater certainty on more effective and efficient regulatory policies combined with a competitive fiscal framework and egress. When we have that certainty, we will reassess the viability of these projects.

Canadian Natural Resources Limited	2	Three months ended March 31, 2026

HIGHLIGHTS		Three Months Ended
($ millions, except per common share amounts)		Mar 31 2026	Dec 31 2025	Mar 31 2025
Net earnings		$1,348	$5,303	$2,458
Per common share	– basic	$0.65	$2.55	$1.17
	– diluted	$0.64	$2.54	$1.17
Adjusted net earnings from operations (1)		$2,446	$1,711	$2,436
Per common share	– basic (2)	$1.17	$0.82	$1.16
	– diluted (2)	$1.17	$0.82	$1.16
Cash flows from operating activities		$3,282	$3,768	$4,284
Adjusted funds flow (1)		$4,374	$3,748	$4,530
Per common share	– basic (2)	$2.10	$1.80	$2.16
	– diluted (2)	$2.09	$1.79	$2.15
Cash flows used in investing activities		$1,949	$1,200	$1,312
Net capital expenditures (1)		$2,028	$1,237	$1,303
Net capital expenditures (1), excluding net acquisitions		$1,255	$1,413	$1,285
Abandonment expenditures		$247	$201	$188
Daily production, before royalties
Natural gas (MMcf/d)		2,670	2,660	2,451
Crude oil and NGLs (bbl/d)		1,198,079	1,215,364	1,173,804
Equivalent production (BOE/d) (3)		1,643,160	1,658,681	1,582,348
(1)Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A.
(2)Non-GAAP Ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A.
(3)A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
▪Net earnings of approximately $1.3 billion reflected strong earnings from operations as well as the impacts of share-based compensation, unrealized mark-to-market on the long-term Liquified Natural Gas ("LNG") agreement, and unrealized foreign exchange on US dollar debt, resulting in adjusted net earnings from operations of $2.4 billion.
SHAREHOLDER RETURNS
▪On March 10, 2026, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 182,396,564 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2026 and ending March 12, 2027, subject to applicable securities laws.
▪Year to date, up to and including May 6, 2026, the Company has returned a total of approximately $3.2 billion directly to shareholders through $2.5 billion in dividends and $0.7 billion through the repurchase and cancellation of approximately 11.3 million common shares at a weighted average price of $60.33 per share.
▪On May 6, 2026, the Board of Directors approved a quarterly cash dividend of $0.625 per common share, payable on July 7, 2026 to shareholders of record at the close of business on June 19, 2026.
•This dividend represents an annualized dividend of $2.50 per common share which has grown for 26 consecutive years, demonstrating the confidence that the Board has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline reserves and asset base.

Canadian Natural Resources Limited	3	Three months ended March 31, 2026

OPERATIONS REVIEW
North America Oil Sands Mining and Upgrading

	Three Months Ended
	Mar 31 2026	Dec 31 2025	Mar 31 2025
Synthetic crude oil production (bbl/d) (1)(2)	587,946	619,901	595,116
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪Oil Sands Mining and Upgrading production averaged 587,946 bbl/d of SCO in Q1/26, comparable to Q1/25 levels. Production in Q1/26 reflected third-party natural gas supply restrictions and unplanned maintenance activities, partially offset by the additional working interest in the AOSP mines acquired in Q4/25.
•Oil Sands Mining and Upgrading operating costs are industry leading, averaging $23.73/bbl (US$17.30/bbl) of SCO in Q1/26, an increase of 8% from Q1/25 primarily due to increased maintenance activities.
▪At Horizon, the Company is progressing its Naphtha Recovery Unit Tailings Treatment ("NRUTT") project which targets incremental production of approximately 6,300 bbl/d of SCO, following mechanical completion in Q3/27.
North America Exploration and Production

Thermal In Situ Oil Sands
	Three Months Ended
	Mar 31 2026	Dec 31 2025	Mar 31 2025
Bitumen production (bbl/d)	274,674	266,308	284,706
Net bitumen wells drilled	31	25	18
Net successful bitumen wells drilled	30	24	18
Success rate	97%	96%	100%
▪Thermal in situ production averaged 274,674 bbl/d in Q1/26, a decrease of 4% from Q1/25 levels, primarily due to the cyclical nature of Primrose and natural field declines, partially offset by pad additions at Pike 1.
•Jackfish achieved record quarterly production of 134,396 bbl/d in Q1/26 as a result of strong production from the two new Steam Assisted Gravity Drainage ("SAGD") pads at Pike 1 that continue to exceed expectations.
•Thermal in situ operating costs averaged $12.59/bbl (US$9.18/bbl) in Q1/26, an increase of approximately 12% compared to $11.23/bbl (US$7.83/bbl) in Q1/25, primarily due to the cyclic nature of Primrose.
▪Subsequent to quarter end, the Company successfully completed a planned turnaround at one of its Jackfish facilities in April 2026, impacting Q2/26 average production by approximately 9,300 bbl/d.
▪As part of the Company's defined short-term growth strategy, Canadian Natural has decades of robust capital efficient drill to fill growth opportunities on its long life low decline thermal in situ assets, which we continue to develop in a disciplined manner to deliver safe and reliable thermal in situ production.
•At Pike 1, the second new pad came on production in late-March 2026 and continues to ramp up. Current combined production from the two new Pike 1 pads is approximately 44,000 bbl/d and continues to exceed expectations, with a Steam to Oil Ratio ("SOR") of approximately 1.8x.
◦As a result of strong performance from the Pike 1 pads and through facility optimization including pipeline interconnectivity and debottlenecking, Jackfish is exceeding its facility nameplate capacity of 120,000 bbl/d by approximately 14,000 bbl/d on average in the quarter.
•At Primrose, the Company completed drilling a Cyclic Steam Stimulation ("CSS") pad in February 2026 with production targeted to come on in Q3/26. The Company is drilling two additional CSS pads which are targeted to come on production in 2027.
•At Kirby, the Company is planning to commence drilling a SAGD pad in mid-May 2026, which is targeted to come on production in 2027.
▪As part of Canadian Natural's defined medium-term growth strategy, front end engineering is progressing in 2026 on both the 30,000 bbl/d Jackfish expansion project and the 70,000 bbl/d Pike 2 growth project.

Canadian Natural Resources Limited	4	Three months ended March 31, 2026

•The Company is progressing long-lead equipment items as part of its thermal in situ growth strategy.
▪Canadian Natural has been piloting solvent enhanced oil recovery technology on certain thermal in situ assets with an objective to increase bitumen production while reducing the SOR and Greenhouse Gas ("GHG") emissions, at the same time optimizing solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•The Company continues to operate the commercial scale solvent SAGD pad at Kirby North and the solvent enhanced steam flood pilot at Primrose. An additional solvent SAGD pilot at Kirby South is targeting to begin injection in Q2/26 to evaluate additional future commercial development opportunities.

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended
	Mar 31 2026	Dec 31 2025	Mar 31 2025
Crude oil and NGLs production (bbl/d)	328,591	319,189	276,532
Net crude oil wells drilled	83	90	57
Net successful crude oil wells drilled	83	90	56
Success rate	100%	100%	98%
▪Record North America E&P liquids production, excluding thermal in situ, of 328,591 bbl/d was achieved in Q1/26, an increase of 19% or approximately 52,000 bbl/d from Q1/25 levels. This record reflects opportunistic acquisitions completed in 2025 and Q1/26, and strong organic growth from heavy crude oil multilaterals, light crude oil and NGLs, partially offset by natural field declines.
•Primary heavy crude oil production averaged 93,824 bbl/d in Q1/26, an increase of 10% or approximately 8,200 bbl/d from Q1/25 levels, reflecting strong drilling results from the Company's multilateral wells.
◦Canadian Natural's highly successful multilateral drilling program continues to unlock opportunity on our 3 million net acres of high quality, multizone land throughout our primary heavy crude oil assets.
◦Operating costs in the Company's primary heavy crude oil operations averaged $16.13/bbl (US$11.76/bbl) in Q1/26, a decrease of 11% from Q1/25 levels, primarily reflecting lower operating cost multilateral production.
•Pelican Lake production averaged 40,548 bbl/d in Q1/26, a decrease of 6% from Q1/25 levels, reflecting the low natural field declines from this long life low decline polymer flood asset.
◦Operating costs at Pelican Lake averaged $10.31/bbl (US$7.52/bbl) in Q1/26, an increase of 6% over Q1/25 levels primarily due to lower production volumes.
•Record quarterly production of 194,219 bbl/d was achieved in North America light crude oil and NGLs in Q1/26, an increase of 31% or approximately 46,000 bbl/d from Q1/25 levels, primarily reflecting acquisitions and strong drilling results.
◦Operating costs in the Company's North America light crude oil and NGLs operations averaged $12.73/bbl (US$9.28/bbl) in Q1/26, a decrease of 3% from Q1/25 levels, primarily reflecting higher production volumes.

North America Natural Gas
	Three Months Ended
	Mar 31 2026	Dec 31 2025	Mar 31 2025
Natural gas production (MMcf/d)	2,668	2,657	2,436
Net natural gas wells drilled	24	20	19
Net successful natural gas wells drilled	24	20	19
Success rate	100%	100%	100%
▪Record quarterly North America natural gas production averaging 2,668 MMcf/d was achieved in Q1/26, an increase of 10% from Q1/25 levels, primarily reflecting acquisitions completed in 2025 and Q1/26, partially offset by natural field declines. North America natural gas operating costs averaged $1.23/Mcf in Q1/26.

Canadian Natural Resources Limited	5	Three months ended March 31, 2026

International Exploration and Production

	Three Months Ended
	Mar 31 2026	Dec 31 2025	Mar 31 2025
Crude oil production (bbl/d)	6,868	9,966	17,450
Natural gas production (MMcf/d)	2	3	15
▪International E&P crude oil production volumes averaged 6,868 bbl/d in Q1/26, a decrease of 61% compared to Q1/25 levels. The decrease reflected the temporary suspension of production at Baobab in Offshore Africa due to planned maintenance on its floating production storage and offloading ("FPSO") vessel, which is expected to return to service in early June 2026, planned North Sea abandonments conducted as part of the previously announced decommissioning activities and maintenance.

Drilling Activity	Three Months Ended
	March 31, 2026		March 31, 2025
(number of wells)	Gross	Net	Gross	Net
Crude oil (1)	118	113	75	74
Natural gas	30	24	23	19
Dry	1	1	1	1
Subtotal	149	138	99	94
Stratigraphic test / service wells	540	540	484	462
Total	689	678	583	556
Success rate (excluding stratigraphic test / service wells)		99%		99%
(1)Includes bitumen wells.
▪Canadian Natural drilled a total of 138 net crude oil and natural gas wells in Q1/26, 44 more than in Q1/25.

Canadian Natural Resources Limited	6	Three months ended March 31, 2026

MARKETING

	Three Months Ended
	Mar 31 2026	Dec 31 2025	Mar 31 2025
Benchmark Commodity Prices
WTI benchmark price (US$/bbl) (1)	$72.17	$59.13	$71.42
WCS heavy differential (discount) to WTI (US$/bbl) (1)	$(14.12)	$(11.20)	$(12.66)
WCS heavy differential as a percentage of WTI (%) (1)	20%	19%	18%
Condensate benchmark price (US$/bbl)	$71.65	$57.01	$69.89
SCO price (US$/bbl) (1)	$71.75	$57.78	$69.07
SCO premium (discount) to WTI (US$/bbl) (1)	$(0.42)	$(1.35)	$(2.35)
AECO benchmark price (C$/GJ)	$2.36	$2.22	$1.92
Realized Prices
Exploration & Production liquids realized price (C$/bbl) (2)(3)(4)(5)	$76.02	$64.42	$79.85
SCO realized price (C$/bbl) (1)(3)(4)(5)	$89.68	$75.90	$95.52
Natural gas realized price (C$/Mcf) (4)	$3.32	$2.89	$3.13
(1)West Texas Intermediate ("WTI"); Western Canadian Select ("WCS"); Synthetic Crude Oil ("SCO").
(2)Exploration & Production crude oil and NGLs average realized price excludes SCO.
(3)Pricing is net of blending and feedstock costs.
(4)Excludes risk management activities.
(5)Non-GAAP ratio. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A.
▪Canadian Natural has a balanced and diverse product mix of SCO, light crude oil, NGLs, heavy crude oil, bitumen and natural gas, complemented with a balanced and diverse marketing strategy.
•Approximately 789,000 bbl/d or 66% of total liquids production in Q1/26 is SCO, light crude oil and NGLs.
•Current SCO annual average strip pricing in 2026 represents an average premium to WTI of approximately $3.75/bbl.
▪Canadian Natural has total contracted crude oil transportation capacity of 256,500 bbl/d, consisting of committed volumes to Canada's west coast and to the United States Gulf Coast, being approximately 21% of 2026 forecasted liquids production. The egress supports Canadian Natural's long-term sales strategy by targeting diverse refining markets which drive stronger netbacks while also reducing exposure to egress constraints.
▪The North West Redwater refinery, 50% owned by the Company, primarily utilizes bitumen as feedstock, with production of ultra-low sulphur diesel and other refined products averaging 94,351 bbl/d in Q1/26.
▪Canadian Natural has a diversified natural gas marketing strategy with the Company in 2026 to consume the equivalent of approximately 31% of forecasted natural gas production in its Oil Sands Mining and Upgrading and thermal operations, with approximately 37% targeted to be sold at AECO/Station 2 pricing, and approximately 32% targeted to be exported to other North American and international markets capturing higher natural gas prices, maximizing value.
▪Canadian Natural has a long-term natural gas supply agreement with Cheniere Marketing, LLC. ("Cheniere") as part of the Sabine Pass Liquefaction Expansion Project where the Company has agreed to sell 140,000 MMBtu/d of natural gas to Cheniere for a term of 15 years, with delivery anticipated to begin in 2030.
•Under the terms of the agreement, Canadian Natural will deliver natural gas to Cheniere in Chicago and receive a Japan Korea Marker ("JKM") index price less deductions for transportation and liquefaction.

Canadian Natural Resources Limited	7	Three months ended March 31, 2026

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "focus", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration", or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecasted or anticipated production volumes, royalties, production expenses, capital expenditures, forecasted and anticipated abandonment expenditures, income tax expenses, and other targets provided throughout this document and the Company's Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, including the strength of the Company's balance sheet, the sources and adequacy of the Company's liquidity, and the flexibility of the Company's capital structure, constitute forward-looking statements. Disclosure of plans relating to, and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects ("Primrose"), the Pelican Lake water and polymer flood projects ("Pelican Lake"), the Kirby thermal oil sands project ("Kirby"), the Jackfish thermal oil sands project ("Jackfish"), and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs"), or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the maintenance of the Company's facilities and any expected return to service dates; the construction, expansion, or maintenance of third-party facilities that process the Company's products; the abandonment and decommissioning of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the materiality of the impact of tax interpretations and litigation on the Company's results, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations, and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives, or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas, and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates, and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of conflicts in the Middle East, in Ukraine and in Venezuela, the restriction or disruption of global trade routes, the impact of changes to US economic policy, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; the impact of the ramp-up of LNG Canada on commodity prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes and uncertainties in the international trade environment, including with respect to tariffs, export restrictions, embargoes, and key trade agreements (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded); uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps, and the implementation of the Memorandum of Understanding ("MOU") entered into between the Government of Canada and the Government of Alberta in November 2025; civil unrest and political uncertainty, including changes in government, actions of or against terrorists, insurgent groups, or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack, other cyber-related crime, and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling, and other equipment; ability of the Company to complete capital programs; the Company's ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting, or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting, or upgrading of the Company's bitumen products; availability and cost of financing; the Company's success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; changes to future abandonment and decommissioning costs; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations, and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset

Canadian Natural Resources Limited	8	Three months ended March 31, 2026

retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short-, medium-, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; the impact of legal proceedings to which the Company is party; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state, and local laws and regulations such as restrictions on production or emissions, the imposition of tariffs, embargoes, or export restrictions on the Company's products (including uncertainties around US imposed tariffs, and actual or potential Canadian countermeasures, both of which continue to evolve and may be continued, suspended, increased, decreased, or expanded), changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations (including the implementation of the MOU). Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this document and the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity, and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this document or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company's estimates or opinions change.
Special Note Regarding Amendments to the Competition Act (Canada)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement, which impact environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. Subsequently, on March 26, 2026, the Competition Act was further amended to remove the requirement that businesses substantiate their environmental representations about a business or business activity based on an internationally recognized methodology, and eliminate private rights of action under the revised business-activity greenwashing provision. Notwithstanding these amendments, uncertainty surrounding the interpretation and enforcement of this legislation, which includes any future amendments, may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.
Special Note Regarding Currency, Financial Information and Production
This document should be read in conjunction with the Company's MD&A and unaudited interim consolidated financial statements (the "financial statements") for the three months ended March 31, 2026, and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2025. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company's MD&A and financial statements for the three months ended March 31, 2026 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the "IFRS Accounting Standards").
Production volumes and per unit statistics are presented throughout this document and the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil ("6 Mcf:1 bbl"). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this document and the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, thermal bitumen, and SCO (including mining bitumen). Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information in such Annual Information Form and on the Company's website does not form part of and is not incorporated by reference in this document and the Company's MD&A, dated May 6, 2026.

Canadian Natural Resources Limited	9	Three months ended March 31, 2026

ADVISORY
Special Note Regarding Non-GAAP and Other Financial Measures
This document includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). These financial measures are used by the Company to evaluate its financial performance, financial position, and cash flow and include non‑GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS Accounting Standards and therefore are referred to as non‑GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies and should not be considered an alternative to, or more meaningful than, the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company's non-GAAP and other financial measures included in this document and the Company's MD&A and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A for the three months ended March 31, 2026 dated May 6, 2026.
Free Cash Flow Allocation Policy
Free cash flow is a non-GAAP financial measure. The Company considers free cash flow a key measure in demonstrating the Company's ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay or maintain net debt levels, pursuant to the free cash flow allocation policy.
The Company's free cash flow is used to determine the targeted amount of shareholder returns after dividends. The amount allocated to shareholders varies depending on the Company's net debt position.
Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures. The Company targets to manage the allocation of free cash flow on a forward-looking annual basis, while managing working capital and cash requirements as needed.
In March 2026, the Board of Directors adjusted the allocation of free cash flow, effective January 1, 2026, as follows:
▪When net debt is at or above $16 billion, 60% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases and 40% to the balance sheet.
▪When net debt is between $13 billion and $16 billion, 75% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases and 25% to the balance sheet.
▪When net debt is at or below $13 billion, 100% of free cash flow will be allocated to direct shareholder returns in the form of share repurchases.
The Company's free cash flow for the three months ended March 31, 2026 and comparable periods is shown below:

	Three Months Ended
($ millions)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Adjusted funds flow (1)	$4,374	$3,748	$4,530
Less: Dividends on common shares	1,224	1,226	1,184
Net capital expenditures (1)	2,028	1,237	1,303
Abandonment expenditures	247	201	188
Free cash flow	$875	$1,084	$1,855
(1)Non-GAAP Financial Measure. Refer to the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A for the three months ended March 31, 2026 dated May 6, 2026.

Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.

($ millions)	Mar 31 2026	Dec 31 2025	Mar 31 2025
Long-term debt	$16,961	$16,617	$17,428
Less: cash and cash equivalents	808	673	93
Long-term debt, net	$16,153	$15,944	$17,335

Canadian Natural Resources Limited	10	Three months ended March 31, 2026

Breakeven WTI Price
The breakeven WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the breakeven WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The breakeven WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the 'Non-GAAP and Other Financial Measures' section of the Company's MD&A. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.
Capital Budget
Capital budget (or capital forecast) is a forward-looking non-GAAP financial measure. Annual budgets are developed and scrutinized throughout the year and can be changed, if necessary, in the context of price volatility, project returns, and the balancing of project risks and time horizons.
The capital budget (or capital forecast) excludes abandonment expenditures related to the execution of the Company's abandonment and reclamation programs in North America and the North Sea. The Company currently carries an Asset Retirement Obligation ("ARO") liability on its balance sheet for these forecasted future expenditures. Abandonment expenditures are reported before the impact of current income tax recoveries in Canada and the UK portion of the North Sea. The Company is eligible to recover interest related to tax recoveries in the North Sea.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.

Canadian Natural Resources Limited	11	Three months ended March 31, 2026

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2026 First Quarter Earnings Results on Thursday, May 7, 2026 before market open.
A conference call will be held at 7:00 a.m. MT / 9:00 a.m. ET on Thursday, May 7, 2026.
Dial-in to the live event:
North America 1-800-717-1738 / International 001-289-514-5100.
Listen to the audio webcast:
Access the audio webcast on the home page of our website, www.cnrl.com.
Conference call playback:
North America 1-888-660-6264 / International 001-289-819-1325 (Passcode: 89009#)
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President VICTOR C. DAREL Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Canadian Natural Resources Limited	12	Three months ended March 31, 2026